Exhibit 99.4

Rumble Announces Intent to Acquire AI Company Northern Data

Rumble has notified Northern Data of its interest in a potential all-stock exchange offer for 100% of the outstanding shares of Northern Data

Transaction would create a leading force in freedom-first infrastructure supported by Rumble’s existing balance sheet

Tether, the majority shareholder of Northern Data, has indicated it would support the transaction

Following consummation of the potential transaction, Tether would become an important customer of Rumble, with a multi-year commitment to purchase GPUs

LONGBOAT KEY, Fla., Aug. 10, 2025 (GLOBE NEWSWIRE) -- Rumble (NASDAQ:RUM) ("Rumble"), the video-sharing platform and cloud services provider, confirmed today that, consistent with the announcement made concurrently by Northern Data AG (ETR: NB2), a leading provider of AI and High Performance Computing (HPC) solutions (“Northern Data”), Rumble has informed Northern Data of its interest in pursuing a potential exchange offer (the “Potential Offer”). The shareholders of Northern Data would receive newly issued Class A shares of Rumble common stock in exchange for their Northern Data shares tendered in the Potential Offer.1 As indicated in its press release, Northern Data is willing to entertain further discussions with Rumble relating to the Potential Offer. To the extent a transaction is consummated, the combined company would emphasize not only AI leadership, but also data privacy and independence on a global scale.

The key terms of the Potential Offer are expected to include or result in the following:

-	Each Northern Data shareholder that tenders its shares is expected to receive 2.319 newly issued Class A Rumble shares in exchange for each Northern Data share (with customary settlement mechanisms for fractional shares).

-	The Potential Offer would result in approximately 33.3% total pro forma ownership in Rumble[2] for Northern Data shareholders, assuming all outstanding Northern Data shares are tendered.

-	The final exchange ratio would be determined following completion of confirmatory due diligence and negotiation with Northern Data, and is subject to adjustment for the potential sale of Northern Data’s Peak Mining unit (and related debt reduction referenced below), that would be expected to result in an increase to the exchange ratio noted above, together with potentially other balance sheet adjustments; and

-	Following completion of the Potential Offer, Tether is expected to become the single largest holder of Rumble’s Class A common stock, with Chris Pavlovski, Rumble’s Chairman and CEO, continuing to own Rumble shares representing a majority of the voting power of Rumble; Chris Pavlovski has indicated his support for the Potential Offer and would agree to vote (via written consent) all of his Rumble shares in favor of the transaction.

1 See “Important Information” and “No Final Decision” below regarding the Potential Offer, including certain risks, conditions and uncertainties relating thereto.

2 Based on Rumble’s pro forma diluted shares outstanding as of June 30, 2025, using the treasury stock method, and closing share prices as of August 8, 2025; on a pro forma basis, this would represent approximately 298.7 million pre-transaction Rumble shares outstanding, which number includes approximately 38.2 million dilutive shares using the treasury stock method (with the aforementioned assumptions), plus approximately 149.3 million newly issued Rumble shares issued to Northern Data shareholders. For the avoidance of doubt, pro forma diluted shares excludes any Rumble earnout securities.

Rumble’s Potential Offer assumes that Northern Data’s Peak Mining unit would be disposed prior to completion of a Potential Offer, with net proceeds from that transaction used to reduce existing loan that Tether has extended to Northern Data. Rumble’s Potential Offer further assumes the remaining loan would remain outstanding following completion of the Potential Offer on modified terms and would continue to be an obligation of Northern Data. Rumble would seek to structure the loan such that Rumble and its pre-transaction subsidiaries would not have any obligation or liability with respect to this loan.

Rumble believes the Potential Offer, if completed, would fundamentally transform Rumble into a global AI cloud leader. Upon acquiring all outstanding Northern Data shares, Rumble expects that it would integrate Ardent, Northern Data’s data center business, and Taiga, Northern Data’s GPU as a service business, into Rumble’s existing operations. The Taiga business has a significant number of Nvidia GPUs, including approximately 20,480 H100s and 2,048 H200s. Ardent and Northern Data Group have five owned data center sites with energized capacity potential of nearly 850 MW, alongside several strategically located co-located sites. This owned energized capacity includes its site in Maysville, Georgia which, upon completion, is anticipated to deliver up 180MW of capacity.3

Tether, the largest company in the digital assets industry and the most widely used dollar stablecoin in the world, has advised Rumble that it supports the Potential Offer. When Tether made its $775M investment into Rumble in February 2025, it was predicated on the mutual desire to challenge big tech in all areas – with a deep focus on video and cloud.

Tether has indicated that in connection with the Potential Offer it would, subject to agreement of definitive documentation, commit to the following:

-	Subject to agreement of definitive documentation, selling its entire shareholding in Northern Data (representing approximately 54% of Northern Data’s outstanding shares) to Rumble in exchange for newly issued Class A shares of Rumble common stock (or pre-funded warrants thereto) at the same exchange ratio offered to Northern Data shareholders in the Potential Offer;

-	As a result of such exchange, significantly expanding its investment in Rumble, evidencing its continued conviction that Rumble represents a unique business opportunity;

-	Becoming an important customer of Rumble following completion of the transaction, with a multi-year commitment to purchase GPUs; and

-	Amending the current loan to Northern Data, thereby providing sufficient financial headway for the acquired business.

The Potential Offer and related transactions would be the latest step towards Rumble’s and Tether’s shared vision to democratize compute while providing unfettered access to infrastructure. This would all be achieved by the delivery of GPU as a service and data center power – both of which would leverage Rumble’s existing high-growth cloud business.

3 Data center and GPU information based on information provided by Northern Data.

IMPORTANT INFORMATION

•	Rumble has not made a final decision to launch the Potential Offer or any other similar or related transaction, and is not yet certain whether it will launch the Potential Offer (or any other similar or related transaction) and if so, at which offer price and on what other conditions. Any such decision by Rumble will be subject to, among other things, the approval of Rumble's Board of Directors.

•	The decision to launch the Potential Offer is subject to a number of further steps outlined below, including, among others, the opportunity for Rumble to conduct and complete confirmatory due diligence to Rumble’s sole satisfaction and execution of definitive transaction documentation with Northern Data and other relevant parties, as well as a commitment of the management board and supervisory board of Northern Data to recommend to the shareholders of Northern Data that they tender their shares in the Potential Offer.

•	The timing for the launch of the Potential Offer, if any, is currently uncertain as it depends on, among other things, negotiations to be concluded in relation to the Potential Offer and related transactions, including those described in this press release together with the time required by the management board and supervisory board of Northern Data to respond to the definitive terms of the Potential Offer.

•	The Potential Offer, if launched, would be subject to customary closing conditions. We expect that certain regulatory approvals will be required to complete the Potential Offer, the details of which will need to be analyzed as part of Rumble’s confirmatory due diligence.

•	Rumble does not beneficially own any shares of Northern Data and has not secured binding commitments to acquire any shares of Northern Data as part of the Potential Offer or outside it.

This release does not constitute a public tender offer, and it should not be understood or interpreted to be a decision by Rumble to launch a public tender offer and any such offer, if launched, would be based on an offer document that would include all terms and conditions of the Potential Offer. The Potential Offer, if launched, may only be accepted on the basis of said offer document.

NO FINAL DECISION

There can be no guarantee that Rumble’s current intentions will eventually lead to the launch of the Potential Offer, or the launch of any other public tender offer or similar transaction. Likewise, there is no guarantee that Tether or any other key shareholder will ultimately agree to support the Potential Offer. Neither Rumble nor Tether nor any other key shareholder has entered into any binding agreements with respect to the Potential Offer.

Any final decision by Rumble to launch the Potential Offer will be subject to, among other things, the following:

•	Rumble conducting and completing its confirmatory due diligence review of Northern Data to Rumble’s sole satisfaction;

•	Northern Data and Rumble entering into definitive transaction agreements regarding the Potential Offer or otherwise agreeing on the terms of the Potential Offer, on terms mutually acceptable to the parties;

•	Approval of the Potential Offer and related documentation and transactions by the Board of Directors of Rumble;

•	Tether and potentially other key shareholders entering into a sale and purchase agreement with Rumble with respect to its shares in Northern Data, on terms mutually acceptable to the respective parties;

•	Tether agreeing to amend the shareholder loan granted to Northern Data on terms mutually acceptable to the parties;

•	The management board and supervisory board of Northern Data agreeing to recommend to the shareholders of Northern Data that they tender their shares of Northern Data in the Potential Offer, if launched; and

•	BaFin approving the prospectus relating to the public offer of shares of Rumble.

Advisors

Guggenheim Securities LLC is acting as financial advisor and Willkie Farr & Gallagher LLP is serving as legal counsel to Rumble.

General Information

Rumble reserves the right, in its sole discretion, whether or not to launch the Potential Offer and to amend the terms and conditions of the Potential Offer as compared to those set out in this release. Given the ongoing discussions amongst all parties involved, the terms of the Potential Offer, if announced, including the offer price, may differ substantially from those set out in this release. Any final decision to launch the Potential Offer would be announced by way of a press release in accordance with applicable laws and regulations.

The Potential Offer, if launched, will be implemented in accordance with the applicable laws of the Federal Republic of Germany and the United States. As the shares of Northern Data are listed in the open market (Freiverkehr), it will not be subject to the German Securities Acquisition and Trading Act (Wertpapiererwerbs- und Übernahmegesetz).

The Potential Offer, if launched, will not be filed, published or publicly advertised pursuant to the laws of any jurisdiction other than the Federal Republic of Germany and the United States of America.

Rumble assumes no responsibility for the publication, dispatch, distribution or dissemination of any documents connected with the Potential Offer outside the Federal Republic of Germany, the Member States of the European Union, the European Economic Area and the United States being compatible with the applicable requirements of jurisdictions other than those of the Federal Republic of Germany and the United States. Furthermore, Rumble assumes no responsibility for the non-compliance of third parties with any laws.

The information is provided in good faith and is intended for informational purposes and to comply with applicable laws and requirements. The information is not intended to constitute, and does not constitute, an offer or part of an offer to sell or otherwise dispose of any securities, or an invitation or solicitation of an offer to purchase or otherwise acquire any securities.

The final terms of the Potential Offer, if launched, may differ from the basic information described in this release. Shareholders of Rumble and Northern Data are strongly advised to read the offer document, the prospectus relating to Rumble shares as well as all other documents related to the Potential Offer, as they will contain important information.

To the extent permissible under applicable law, Rumble may purchase, or conclude agreements to purchase, shares in Northern Data, directly or indirectly, or enter into derivative transactions with respect to the shares in Northern Data, outside of the Potential Offer, before, during or after the period in which the Potential Offer remains open for acceptance. This applies to other securities which are directly convertible into, exchangeable for, or exercisable for shares in Northern Data. These purchases may be completed via the stock exchange at market prices or outside the stock exchange in negotiated transactions. Any information about such purchases will be disclosed as required by law or regulation in Germany, the United States and any other relevant jurisdiction.

Information for Shareholders

Shareholders are advised that the shares in Northern Data are not listed on a U.S. securities exchange and that Northern Data is not subject to the periodic reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is not required to, and does not, file any reports with the U.S. Securities and Exchange Commission (the “SEC”) thereunder.

If the Potential Offer is launched, it will be launched for the issued and outstanding shares in Northern Data, which is domiciled in Germany, and is subject to German disclosure and procedural requirements. If the Potential Offer is launched, it will be made in the United States pursuant to Section 14(e) and Regulation 14E under the Exchange Act, and otherwise in accordance with the disclosure and procedural requirements of German law, including with respect to the timetable, settlement procedures, withdrawal, waiver of conditions and timing of payments, which may differ different from those of the United States.

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be commenced except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended (the “Securities Act”).

If and when the Potential Offer (or any other exchange offer) is launched, any such offer to exchange Northern Data’s shares for Rumble shares, if launched, will only be made pursuant to a Registration Statement on Form S-4 and related information statement and other relevant documents to be filed by Rumble with the SEC. Before making any voting or investment decision, investors and security holders of Northern Data are strongly advised to read the registration statement and related information statement and all other relevant documents filed or that will be filed with the SEC in connection with the Potential Offer (or any other exchange offer), if and when launched, as they become available because they will contain important information about the proposed transaction.  Holders of Northern Data shares will need to make their own decision whether to tender shares in the Potential Offer (or any other exchange offer), if and when launched.  Investors and security holders of Northern Data will be able to obtain free copies of the registration statement and related information statement and all other relevant documents filed or that will be filed with the SEC by Rumble through the website maintained by the SEC at www.sec.gov.

If and when the Potential Offer (or any other exchange offer) is launched, Rumble and its directors, executive officers and other members of its management and employees may be deemed under SEC rules to be participants in the solicitation of proxies of Rumble’s stockholders in connection with the proposed transactions. Information concerning the interests of Rumble’s participants in any such solicitation, if applicable, which may, in some cases, be different from those of Rumble’s stockholders generally, will be set forth in materials to be filed by Rumble with the SEC. These documents can be obtained free of charge (when available) from the sources indicated above.

Neither the SEC nor any U.S. state securities commission has passed any comment upon the adequacy, accuracy or completeness of the disclosure in this release. Any representation to the contrary is a criminal offence in the United States.

Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Statements contained in this press release that are not historical facts are forward-looking statements and include, for example, statements about our intentions or ability to potentially acquire Northern Data; our interest in pursuing the Potential Offer; Northern Data’s willingness to engage with Rumble with respect to the Potential Offer; indications with respect to the intention by Tether or any other key shareholder to support the Potential Offer and sell its Northern Data shares to Rumble; the steps required to launch the Potential Offer; Rumble’s plans, objectives, expectations and intentions with respect to the Potential Offer and, if the Potential Offer is launched and completed, the combined company; expectations relating to Tether becoming an important customer of Rumble following the completion of the Potential Offer; statements that the contemplated transaction, if completed, would fundamentally transform Rumble into a global AI cloud leader; the conditions to the launch of the Potential Offer; the expected timetable for potentially reaching agreement with Northern Data and launching the Potential Offer; the expected terms of the Potential Offer; expectations regarding the potential sale of Northern Data’s Peak mining unit prior to the completion of the Potential Offer; and expectations regarding potential modifications to Tether’s existing shareholder loan with Northern Data in connection with the completion of the Potential Offer.

Certain of these forward-looking statements can be identified by using words such as “anticipates,” “believes,” “intends,” “estimates,” “targets,” “expects,” “endeavors,” “forecasts,” “could,” “will,” “may,” “future,” “likely,” “on track to deliver,” “continues to,” “looks forward to,” “is primed to,” “plans,” “projects,” “assumes,” “should” or other similar expressions. Such forward-looking statements involve known and unknown risks and uncertainties, and our actual results could differ materially from future results expressed or implied in these forward-looking statements. The forward-looking statements included in this release are based on our current beliefs and expectations of our management as of the date of this release. These statements are not guarantees or indicative of future performance.

Important assumptions and other important factors that could cause actual results to differ materially from those forward-looking statements include the fact that Rumble needs to complete confirmatory due diligence with respect to the proposed transaction and, based on such diligence, may decide to materially alter the terms of the Potential Offer or elect not to pursue the Potential Offer at all; risks relating to whether the steps required to launch the Potential Offer will be completed on a timely basis or at all, including the ability to reach agreement on definitive documentation with Northern Data, Tether and /or other third parties involved in the proposed transaction; risks that, given neither Northern Data nor Tether nor any other key shareholder is legally committed to pursue or enter into the proposed transaction, they may pursue other alternatives to the Potential Offer and terminate discussions with Rumble; potential changes to the terms of the Potential Offer based on completion of due diligence and negotiation with Northern Data; risks that the conditions to launching the Potential Offer are not satisfied, including that Rumble’s board of directors, or the management board and/or supervisory board of Northern Data, may choose not to approve the proposed transaction; risks that, even if definitive agreements for the Potential Offer are entered into with Northern Data and Tether, the conditions of the closing of the transaction are not satisfied, including any minimum tender condition of the Potential Offer, receipt of required regulatory approvals or otherwise; the effects of the announcement contained in this press release or, if launched, the Potential Offer on Rumble’s or Northern Data’s relationships with employees, other business partners or governmental entities; risks that Rumble may not realize the potential benefits of the Potential Offer, including due to the fact that certain of the businesses of Northern Data represent new business lines for Rumble in which it has little prior experience operating or Rumble failing to have access to sufficient capital to maintain and grow the acquired business as planned; other business effects, including the effects of industry, economic or political conditions outside of the companies’ control; costs of the proposed transaction; litigation that may arise as a result of the proposed transaction; actual or contingent liabilities assumed by Rumble as a result of the proposed transaction, if launched and completed; and those additional risks, uncertainties and factors described in more detail under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2024, and in our other filings with the Securities and Exchange Commission.

We do not intend, and, except as required by law, we undertake no obligation to update any of our forward-looking statements after the issuance of this release to reflect any future events or circumstances. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

For investor inquiries, please contact:

Shannon Devine

MZ Group, MZ North America

203-741-8811

investors@rumble.com

Source: Rumble Inc.